SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                SCHEDULE 13D
                               (Rule 13d-101)

      INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(A)*

                           Pacific Dunlop Limited
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                              (Name of Issuer)

                              Ordinary Shares
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                       (Title of Class of Securities)

                               694185109[FN1]
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                               (CUSIP Number)

                           David K. Robbins, Esq.
                  Fried, Frank, Harris, Shriver & Jacobson
                     350 South Grand Avenue, 32nd Floor
                           Los Angeles, CA 90071
                               (213) 473-2000
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        (Name, Address and Telephone Number of Person Authorized to
                    Receive Notices and Communications)

                               July 27, 2000
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          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------
1 This CUSIP number has been assigned to Ordinary Shares that are evidenced in the United States by American Depositary Shares.

SCHEDULE 13D
CUSIP No. 694185109

1   NAME OF REPORTING PERSON/
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

    SHAMROCK HOLDINGS OF CALIFORNIA, INC. - 95-3928494

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ][FN*]
    (SEE INSTRUCTIONS)                                   (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS (SEE INSTRUCTIONS)

    WC, OO

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

    NOT APPLICABLE

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    CALIFORNIA

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           57,651,604 ORDINARY SHARES[FN**]

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       0

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         57,651,604 ORDINARY SHARES[FN**]

                10  SHARED DISPOSITIVE POWER

                    30,858,747 ORDINARY SHARES[FN**]

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    88,510,351 ORDINARY SHARES[FN**]

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    8.6%

14  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

    CO

--------------------
*    See Item 5 hereof.
**   See Items 4 and 6 hereof.

ITEM 1.   SECURITY AND ISSUER.
          -------------------

          The securities to which this statement relates are Ordinary Shares ("Ordinary Shares") of Pacific Dunlop Limited, an Australian corporation (the "Company"). The principal executive offices of the Company are located at Level 41, 101 Collins Street, Melbourne, Victoria 3000, Australia.

ITEM 2.   IDENTITY AND BACKGROUND.
          -----------------------

          (a)-(c), (f). The Reporting Person is Shamrock Holdings of California, Inc., a California corporation ("SHOC"). All of the capital stock of SHOC is owned by Shamrock Holdings, Inc., a Delaware corporation ("SHI"). The principal executive offices of SHOC and SHI are located at 4444 Lakeside Drive, Burbank, California 91505. SHOC and SHI, together with their subsidiary entities, are holding companies engaged in the making, holding and disposing of investments in various industries, principally in the United States, Israel, Europe, Australia and New Zealand. Roy E. Disney and his wife, Patricia A. Disney, own approximately 4.5% of the common stock of SHI. Roy Patrick Disney, Susan Disney Lord, Abigail Edna Disney and Timothy J. Disney (the "Disney Children") own an aggregate of approximately 45.4% of the common stock of SHI. In addition, Roy E. Disney is the sole trustee of four trusts established for the benefit of the respective Disney Children which hold an aggregate of approximately 50% of SHI common stock.

     The  business  address  of each of the  persons  listed  below is 4444
Lakeside Drive, Burbank, California 91505. The names and principal occupations or employments of the directors, executive officers and controlling persons of SHOC and SHI are as follows:

                                        Principal Occupation
Name                  Position          or Employment
----                  --------          -------------

Roy E. Disney         Chairman of       Chairman of the Board of Directors
                      the Board of      of SHI and SHOC;  Vice Chairman of
                      Directors         the Board of Directors of Walt
                                        Disney Company (an international
                                        company engaged in family
                                        entertainment, with its principal
                                        executive offices located at 500
                                        South Buena Vista Drive, Burbank,
                                        California 91521); Chairman of the
                                        Board of Directors of Shamrock
                                        Capital Advisors, Inc., a Delaware
                                        corporation ("SCA") (a closely-held
                                        corporation which provides
                                        management and consulting services,
                                        principally to SHOC and investment
                                        partnerships organized by SHOC,
                                        including businesses in which such
                                        partnerships invest). The principal
                                        executive office of SCA is 4444
                                        Lakeside Drive, Burbank, CA 91505

Patricia A. Disney    Vice Chairman     Vice Chairman of the Board of
                      of the Board      Directors of SHI, SHOC and SCA
                      of Directors

Stanley P. Gold       Director and      Director and President of SHI and
                      President         SHOC. Director, President,
                                        Treasurer and Managing Director of
                                        SCA; Director of Walt Disney
                                        Company

Robert G. Moskowitz   Executive Vice    Executive Vice President and
                      President and     Secretary of SHI and SHOC; Managing
                      Secretary         Director and Secretary of SCA

Gregory Martin        Treasurer and     Vice President, Chief Financial
                      Assistant         Officer and Treasurer of SHOC;
                      Secretary of      Treasurer and Assistant Secretary
                      SHI; Vice         of SHI
                      President,
                      Chief Financial
                      Officer and
                      Treasurer of
                      SHOC

Eugene I. Krieger     Vice Chairman     Vice Chairman of the Board of
                      of the Board      Directors of SHI
                      of Directors

          All of the persons listed above are citizens and residents of the United States.

(d)-(e) During the last five years, neither SHOC nor SHI nor, to SHOC's best knowledge, any of their directors, executive officers or controlling persons, as the case may be, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
          --------------------------------------------------

          The total amount of funds used by SHOC to purchase the 57,651,604 Ordinary Shares it directly owns was $57,662,672 (including brokerage commissions and stamp duties). All of such funds were derived from SHOC's working capital and from margin borrowings from SHOC's trading account at Salomon Smith Barney Inc. All of these Ordinary Shares were pledged as security for the margin borrowings. A copy of the Margin Account Agreement between SHOC and Salomon Smith Barney Inc. is attached hereto as Exhibit 3 and incorporated herein by reference.

          The funds used by SHOC to purchase any of the Option Shares (as defined below in Item 4) will be derived from SHOC's working capital and from margin borrowings from SHOC's trading account at Salomon Smith Barney Inc.

ITEM 4.   PURPOSE OF TRANSACTION.
          ----------------------

          On July 27, 2000, SHOC entered into an Agreement (the "Futuris Agreement") with Futuris Corporation Limited, an Australian company ("Futuris"), and CP Ventures Limited, an Australian company and wholly-owned subsidiary of Futuris ("CP Ventures"), pursuant to which SHOC and Futuris have agreed to cooperate with a view to realizing value in relation to their Ordinary Shares in the Company. In this regard, each of SHOC and Futuris has agreed to consult with the other as to how to vote its Ordinary Shares; however if no agreement is reached, each is free to vote its Ordinary Shares as it sees fit. Further, each will consult the other prior to making any proposal regarding the Company to any third party (including the Company). In addition, if either SHOC or Futuris beneficially owns 3% or more of the Ordinary Shares (excluding the Option Shares while the Option remains unexercised) and desires to call a meeting of shareholders of the Company, the other party has agreed to use its Ordinary Shares to assist in calling the meeting. SHOC and Futuris have also agreed that, if SHOC is able to appoint two or more nominees to the Board of Directors of the Company and SHOC requests that the chief executive officer of Futuris be a nominee, then Futuris will attempt to ensure that its chief executive officer be so appointed. Finally, the parties have agreed to consult with one another before either makes any public statement, announcement or press release concerning the Company.

          Pursuant to the Futuris Agreement, Futuris and CP Ventures granted SHOC the right to participate in the exercise of an option held by CP Ventures on Company Ordinary Shares (the "Option") under the terms of a Call Option Deed, dated April 27, 2000 (the "Call Option Deed"), between CP Ventures and BT Funds Management Limited.

          The Option grants CP Ventures the right to purchase 30,858,747 Ordinary Shares (the "Option Shares") at a price of $1.60 AUD per share for an aggregate purchase price of $49,373,995 AUD (the "Purchase
Consideration"). The Option can only be exercised in respect of all, but not less than all, of the Option Shares.

          Pursuant to the terms of the Futuris Agreement, during the one year period ending July 27, 2001 (the "Call Option Period"), CP Ventures may exercise the Option at its discretion, provided that, upon exercise of the Option, SHOC shall have an irrevocable option to purchase, from CP Ventures at any time during the remainder of the Call Option Period, 40% of the Option Shares (the "S Option Shares") for an amount equal to 40% of the Purchase Consideration, plus related stamp duty and interest at a rate of 12% per annum for the period between CP Ventures' exercise of the Option and SHOC's payment for the S Option Shares (the "SHOC Consideration"). If CP Ventures exercises the Option and SHOC does not exercise its rights to acquire the S Option Shares prior to the end of the Call Option Period, SHOC is required to pay CP Ventures the difference between (a) the SHOC Consideration and (b) the fair market value of the S Option Shares (as calculated pursuant to the terms of the Futuris Agreement).

          In addition, at any time during the Call Option Period, SHOC may direct CP Ventures to exercise the Option and transfer ownership of the Option Shares to SHOC upon receipt of the Purchase Consideration from SHOC. Upon exercise of the Option at the direction of SHOC, Futuris may acquire 60% of the Option Shares and SHOC shall acquire 40%. If Futuris does not exercise that right, SHOC shall acquire 100% of the Option Shares and CP Ventures would then have an irrevocable option to purchase from SHOC at any time during the remainder of the Call Option Period, 60% of the Option Shares (the "F Option Shares") for an amount equal to 60% of the Purchase Consideration, plus related stamp duty and interest at a rate of 12% per annum for the period between the exercise of the Option and CP Ventures' payment for the F Option Shares (the "Futuris Consideration"). Unless and until CP Ventures pays the Futuris Consideration to SHOC, SHOC will own all of the Option Shares. If CP Ventures exercises the Option but does not exercise its rights to acquire the F Option Shares from SHOC prior to the end of the Call Option Period, CP Ventures is required to pay SHOC the difference between (a) the Futuris Consideration and (b) the fair market value of the F Option Shares (as calculated pursuant to the terms of the Futuris Agreement).

          Moreover, the Futuris Agreement provides that if, other than as a result of the exercise of the Option, either of SHOC or Futuris acquires any additional securities of the Company which represent more than 0.5% of the Company's total issued capital, the non-acquiring party has the right, under certain circumstances, to purchase from the acquiring party 50% of such securities for a purchase price equal to that paid by the acquiring party for such portion of the securities. The non-acquiring party shall have no such right, however, if it has previously declined to exercise its joint purchasing rights. On July 31, 2000, SHOC acquired an additional approximately 0.8% of the Company's total issued capital. Futuris declined to exercise its right to acquire 50% of these Ordinary Shares. As a result, as described above, Futuris no longer has the right to acquire 50% of any securities of the Company purchased by SHOC.

          The foregoing description of the Futuris Agreement and the Call Option Deed is qualified in its entirety by the complete text of the Futuris Agreement and the Call Option Deed, which are incorporated herein by reference. Copies of the Futuris Agreement and the Call Option Deed are being filed herewith as Exhibits 1 and 2, respectively.

          SHOC acquired its participation rights in the Option for investment purposes. Notwithstanding the foregoing, SHOC may determine from time to time in the future, based on market and general economic conditions, the business affairs and financial condition of the Company, the availability of securities at favorable prices and alternative investment opportunities available to SHOC, and other factors that SHOC may deem relevant, to acquire additional securities of the Company in the open market, in privately negotiated transactions or otherwise, or to sell some or all of the securities it now holds or hereafter acquires as set forth above or otherwise. Additionally, although no decision has been made, SHOC may seek representation on the Board of Directors of the Company.

          Except as stated in this response to Item 4, SHOC has no current plans or proposals with respect to the Company or its securities of the types enumerated in paragraphs (a) through (j) of Item 4 to the form of
Schedule 13D promulgated under the Act.

ITEM 5.   INTERESTS IN SECURITIES OF THE ISSUER.
          -------------------------------------

(a), (b) SHOC is the owner of 57,651,604 Ordinary Shares, which represents approximately 5.6% of the issued and outstanding Ordinary Shares. During the last 60 days, SHOC acquired Ordinary Shares on such dates, in such amounts and at such per share prices (including brokerage fees and stamp duties) as indicated on the Schedule of Transactions attached hereto as
Exhibit 4 and incorporated herein by reference. All such transactions were effected in the open market on the Australian Stock Exchange. Accordingly, SHOC has beneficial ownership of such Ordinary Shares, with sole power to direct the disposition of such Ordinary Shares.

          Pursuant to the Futuris Agreement, as described in Item 4 above, each of SHOC and CP Ventures has the power to direct the exercise of the Option during the Call Option Period. The Option Shares represent approximately 3.0% of the issued and outstanding Ordinary Shares. Thus, SHOC and Futuris share beneficial ownership in the respective amounts of 40% and 60%, respectively, of the Option Shares with respect to the power to direct the disposition of the Option Shares. However, until exercise of the Option, SHOC and Futuris do not have any power to direct the vote of the Option Shares.

          In addition, by virtue of the Futuris Agreement, SHOC and Futuris are part of a group as such term is defined in Rule 13d-5(b)(1) under the Act. SHOC has been advised by Futuris that Futuris plans to comply with United States federal securities law disclosure requirements in a separate filing with the United States Securities and Exchange Commission (the "S.E.C.").

          Finally, each of the controlling persons of SHOC and SHI may be deemed to beneficially own the Ordinary Shares held by SHOC and the Option Shares, pursuant to Rule 13d-3 under the Act. Those controlling persons are identified in response to Item 2.

          The percentages set forth in this response to Items 5(a) and 5(b) assume that 1,028,307,355 Ordinary Shares were outstanding on March 15, 2000, as represented by the Company in its Form 6-K filed with the S.E.C. on such date.

(c) Except as set forth above, neither SHOC nor, to the knowledge of SHOC, any person identified in response to Item 2, beneficially owns any Ordinary Shares or has effected any transactions in Ordinary Shares during the preceding 60 days.

(d) Pursuant to an agreement between SHOC and Stanley P. Gold, President of SHOC, Mr. Gold has acquired an economic interest in 10% of the Ordinary Shares acquired by SHOC. Mr. Gold has no right to vote or dispose of the Ordinary Shares in which he has an economic interest. Those rights are retained by SHOC. SHOC has no knowledge of any other person that has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares or the Option Shares.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
          -------------------------------------------------------------

          SHOC has no knowledge of any contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in response to Item 2 or between such persons and any person with respect to any securities of the Company, other than as follows:

          SHOC directly owns 57,651,604 Ordinary Shares, which it purchased in transactions effected on the open market on the Australian Stock Exchange. As described in Item 5 above, Mr. Gold has the right to purchase from SHOC 10% of the economic interests in any and all Ordinary Shares acquired by SHOC from and including October 1, 1999.

          SHOC also has the right, pursuant to the Futuris Agreement, to direct the disposition of the 30,858,747 Option Shares. Certain provisions of the Futuris Agreement, and the underlying Call Option Deed are described above in item 4.

          By virtue of the Futuris Agreement, SHOC has certain other rights concerning the Option Shares and any Ordinary Shares Futuris may acquire, as more fully described in Item 4 above.

          The foregoing description of the Futuris Agreement and the Call Option Deed is qualified in is entirety by the complete text of the Futuris Agreement and the Call Option Deed, which are incorporated herein by reference. Copies of the Futuris Agreement and the Call Option Deed are being filed herewith as Exhibits 1 and 2, respectively.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.
          --------------------------------

                    DOCUMENT
                    --------

   Exhibit 1   --   Futuris Agreement among SHOC, Futuris and CP Ventures,
                    dated as of July 27, 2000

   Exhibit 2   --   Call Option Deed between CP Ventures and BT Funds
                    Management Limited, dated as of April 27, 2000

   Exhibit 3   --   Margin Account Agreement between Shamrock Holdings of
                    California, Inc. and Salomon Smith Barney Inc.

   Exhibit 4   --   Schedule of Transactions

                                 SIGNATURES

          After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: August 4, 2000

                                    SHAMROCK HOLDINGS OF CALIFORNIA, INC.


                                    By:/s/ Robert G. Moskowitz
                                       ------------------------------------
                                       Robert G. Moskowitz
                                       Executive Vice President and
                                       Secretary

EXHIBIT INDEX

                    DOCUMENT
                    --------

   Exhibit 1   --   Futuris Agreement among SHOC, Futuris and CP Ventures,
                    dated as of July 27, 2000

   Exhibit 2   --   Call Option Deed between CP Ventures and BT Funds
                    Management Limited, dated as of April 27, 2000

   Exhibit 3   --   Margin Account Agreement between Shamrock Holdings of
                    California, Inc. and Salomon Smith Barney Inc.

   Exhibit 4   --   Schedule of Transactions